UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry Into Support Agreement

On December 5, 2016, Intelsat S.A. (the “Company” or “Intelsat”), the Company’s wholly-owned subsidiary, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), and Intelsat Luxembourg’s newly-created subsidiary, Intelsat Connect Finance S.A. (“ICF”), executed a support and exchange agreement (the “Additional Support Agreement”) with certain investment funds unaffiliated with Intelsat (each, an “Additional Noteholder Party” and collectively, the “Additional Noteholder Parties”) holding, or serving as investment advisor for holders of, 6-3/4% Senior Notes due 2018 (the “Lux 2018 Notes”), 7-3/4% Senior Notes due 2021 (the “Lux 2021 Notes”), or 8-1/8% Senior Notes due 2023 (the “Lux 2023 Notes” and together with the 2018 Notes and the 2021 Notes, the “Lux Notes”) issued by Intelsat Luxembourg. The Additional Support Agreement is separate from the support agreement dated December 2, 2016 announced by the Company in a prior report on Form 6-K (the “Prior Support Agreement”).

Subject to the terms and conditions of the Additional Support Agreement, the parties agreed that ICF would:

(i)    exchange with the Additional Noteholder Parties (the “Additional Private Exchange”) $350 in principal amount of new 12.5% Senior Notes due April 1, 2022 (“ICF 2022 Notes”) to be issued by ICF and guaranteed by Intelsat Luxembourg and $600 in cash in exchange for each $1000 principal amount of Lux 2018 Notes held by the Additional Noteholder Parties, $550 in principal amount of ICF 2022 Notes and $30 in cash in exchange for each $1000 principal amount of Lux 2021 Notes held by the Additional Noteholder Parties, and $550 in principal amount of ICF 2022 Notes and $30 in cash in exchange for each $1000 principal amount of Lux 2023 Notes held by the Additional Noteholder Parties, plus cash in an amount equal to accrued and unpaid interest on each of the Lux 2018 Notes, Lux 2021 Notes, and Lux 2023 Notes so exchanged to but not including the date of consummation of the Additional Private Exchange; and

(ii)    separately commence an exchange offer to certain eligible holders of Lux 2018 Notes and Lux 2021 Notes (the “ICF Exchange Offer”) pursuant to which it will offer to exchange $350 in principal amount of ICF 2022 Notes and $600 in cash for each $1000 principal amount of Lux 2018 Notes, and to exchange $550 in principal amount of ICF 2022 Notes and $30 in cash for each $1000 principal amount of Lux 2021 Notes, tendered by such eligible holders prior to the “early delivery time” to be set forth in the offering memorandum that will describe the ICF Exchange Offer (and a lesser consideration for Lux 2018 Notes or Lux 2021 Notes, as applicable, tendered after the early delivery time and prior to the expiration of the ICF Exchange Offer), plus cash in an amount equal to accrued and unpaid interest on the applicable Lux 2018 Notes and Lux 2021 Notes so exchanged to but not including the date, or dates, as applicable, of consummation of any exchanges pursuant to the ICF Exchange Offer. The ICF Exchange Offer is not expected to include an offer to holders of the Lux 2023 Notes.

Pursuant to the terms and conditions of the Additional Support Agreement, the ICF 2022 Notes will be governed by an indenture that will have substantially similar covenants to the indenture governing the Lux 2018 Notes, subject to certain exceptions including, but not limited to covenants restricting the ability of ICF to incur liens, effect dispositions, and make restricted payments, and capping its ability to incur senior indebtedness (at $750 million, inclusive of the ICF 2022 Notes) and subordinated indebtedness. The ICF 2022 Notes are expected to have an optional redemption make-whole to June 1, 2018 and be callable at par thereafter.

We expect that the ICF Exchange Offer will be limited such that the total principal amount of Lux 2018 Notes acquired pursuant to the Additional Private Exchange, the exchange with the noteholders party to the Prior Support Agreement and the ICF Exchange Offer will not exceed 90% of the aggregate principal amount of Lux 2018 Notes outstanding, inclusive of the Lux 2018 Notes held by the Additional Noteholder Parties and the noteholders party to the Prior Support Agreement. We also expect that the ICF Exchange Offer will be limited such that the total principal amount of ICF 2022 Notes issued pursuant to the Additional Private Exchange, the exchange with the noteholders party to the Prior Support Agreement and the ICF Exchange Offer will not exceed $750 million. However, we reserve the right to increase or decrease the maximum participation levels for Lux 2018 Notes and/or Lux 2021 Notes acquired in the ICF Exchange Offer.

The Additional Noteholder Parties have agreed not to tender the Lux 2018 Notes or Lux 2021 Notes they currently hold into the ICF Exchange Offer, and their exchange of such Lux 2018 Notes and Lux 2021 Notes in the Additional Private Exchange will not be subject to proration. The Additional Support Agreement requires the Additional Private Exchange to be consummated regardless of whether or not the ICF Exchange Offer is commenced or completed.

In connection with the Additional Private Exchange and the ICF Exchange Offer, Intelsat Luxembourg will contribute to the capital of ICF (i) 100% of the equity interests in Intelsat Jackson Holdings S.A. (“Jackson”), (ii) all $25 million principal amount of Lux 2018 Notes held by Intelsat Luxembourg and (iii) cash such that less than approximately $50 million will be retained by Intelsat Luxembourg. Further, at a later date, Intelsat Luxembourg expects to commence an exchange offer pursuant to which it will offer to exchange new 12.5% Senior Notes due 2024 to be issued by Intelsat Luxembourg with terms otherwise substantially the same as the Lux 2018 Notes in all material respects (the “New Lux 2024 Notes”) for outstanding Lux 2018 Notes (the “Subsequent Lux Exchange Offer”). The Subsequent Lux Exchange Offer is not expected to include an offer to holders of the Lux 2021 Notes or Lux 2023 Notes. ICF intends to tender into the Subsequent Lux Exchange Offer all Lux 2018 Notes acquired by it in the Additional Private Exchange and the ICF Exchange Offer and received by it from Intelsat Luxembourg as part of the capital contribution referred to above. ICF expects to pay debt service on the ICF 2022 Notes in the near term with the proceeds of interest payments it will receive as a holder of Lux Notes and New Lux 2024 Notes, and the covenants governing the ICF 2022 Notes will constrain ICF from taking actions that would impair its ability to so service the ICF 2022 Notes.

Pursuant to the terms of the Additional Support Agreement, ICF must commence the ICF Exchange Offer by December 9, 2016 and the Additional Private Exchange must be completed by December 31, 2016.

The ICF Exchange Offer and the Subsequent Lux Exchange Offer (together, the “Exchange Offers”) will be subject to a number of conditions that may be waived or changed. We cannot assure you that any holders of Lux 2018 Notes or Lux 2021 Notes will participate in the Exchange Offers. The Additional Private Exchange and the Exchange Offers shall be made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful. No recommendation is made as to whether holders of the securities should tender their securities.

Intelsat Safe Harbor Statement

Statements in this Report on Form 6-K constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this document, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions, potential judicial decisions regarding our compliance with our debt agreements and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, quarterly reports on Form 6-K for the quarters ended June 30, 2016 and September 30, 2016 and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2016	INTELSAT S.A.

	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President & Chief Financial Officer